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                              February 3, 2021

       Dane Saglio
       Chief Financial Officer
       Seneca Biopharma, Inc.
       20271 Goldenrod Lane
       Germantown, MD 20876

                                                        Re: Seneca Biopharma,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed January 26,
2021
                                                            File No. 333-251659

       Dear Mr. Saglio:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-4

       Material U.S. Federal Income Tax Consequences of the Merger, page 113

   1. We note your response to prior comment 14. However, your revised disclosure states that the Merger "should"
qualify as a reorganization and furthermore continues to assume the material tax
consequences at issue (e.g. "Assuming the Merger constitutes a reorganization...", "If
the Merger so qualifies...", etc.). Please revise your prospectus disclosure to provide a
firm conclusion regarding treatment of the transaction under
                                                        Section 368(a) and
remove language stating that it is intended that, or generally, certain material tax
consequences will apply. Please also remove any statement that assumes the material tax
consequences at issue. Refer to Section III of Staff Legal Bulletin No. 19 for
                                                        guidance.
 Dane Saglio
Seneca Biopharma, Inc.
February 3, 2021
Page 2
Contingent Value Rights Agreement, page 144

2. We note your response to prior comment 17. Please revise this section to disclose the planned fees for the CVR Agent and the CVR Holders' Representative.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christine Torney at 202-551-3652 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameDane Saglio
                                                           Division of
Corporation Finance
Comapany NameSeneca Biopharma, Inc.
                                                           Office of Life
Sciences
February 3, 2021 Page 2
cc:       Raul Silvestre
FirstName LastName